 Exhibit 28(l)

March 2, 2010

Board of Trustees
The SteelPath MLP Funds Trust
2100 McKinney Ave., Suite 1401
Dallas, Texas 75201

Re:  Initial Seed Capital Subscription Agreement

To the Board of Trustees:

In order to provide The SteelPath MLP Funds Trust (the “Trust”) with initial capital so as to enable the public offering of shares of the Trust, SteelPath Fund Advisors, LLC (“SFA”) hereby subscribes to purchase from the Trust 10,000 Class I Shares of SteelPath MLP Select 40 Fund at net asset value of $10.00 per share for a total of $100,000 upon demand by you.

SFA represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours, SteelPath Fund Advisors, LLC

By:	/s/ Gabriel Hammond
Gabriel Hammond, Manager